For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING ANNOUNCES PROGRESS WITH SECOND-GENERATION
PILLCAM® COLON

- Encouraging  Results from the First Trial in Israel –
- CE Mark Obtained -

YOQNEAM, ISRAEL, September 14, 2009 — Given Imaging Ltd. (NASDAQ: GIVN) today announced encouraging results from a trial that validated new features of the company’s second-generation PillCam® COLON video capsule and system.  The Company also announced that it has obtained the CE mark for the sale of PillCam COLON 2 in Europe.

Conducted by clinicians at five hospitals in Israel, the study evaluated the performance of PillCam COLON 2 in 98 patients who had risk or warning symptoms of colon pathology.  Like other PillCam capsules in Given Imaging’s suite of products, PillCam COLON 2 does not require the use of sedation, intubation or air insufflation during the procedure. The Company intends to reveal PillCam COLON 2 in Europe at the Gastro 2009 conference this fall at which time it will disclose additional details, including product specifications and software enhancements.

“The main purpose of the trial was to evaluate the performance of new technologies embedded in the new capsule and PillCam platform. The results of this feasibility trial confirm the functionality of the system and give us increased confidence about the potential of PillCam COLON 2 as a useful tool for visualizing pathology in the colon. Despite statistical limitations resulting from the size of the trial and the relatively low prevalence of polyps, we are very pleased with the high degree of consistency in the sensitivity and specificity of the data, both of which were high and balanced,” said Homi Shamir, CEO and President of Given Imaging Ltd.   “We are now initiating additional multicenter clinical trials in Europe and Israel and intend to complete these trials over the next few months.  Subsequently, we will begin a phased roll out of PillCam COLON 2 in Europe and a few other countries outside of the U.S. in 2010. On a parallel track, we have initiated pre-registration studies in the United States with leading key opinion leaders to prepare for a subsequent FDA pivotal trial.”

PillCam COLON currently is not available for sale in the United States.

About Colorectal Polyps
There are two common types of colorectal polyps: adenomatous, which can develop into cancer, and hyperplastic, which are rarely more than 5 mm in size and are rarely cancerous.1 For adenomas, the potential for malignancy is related to polyp size.2 Larger polyps are more likely to develop into cancer, and polyps that are over 2 cm in size may potentially contain cancer.3

About Colon Cancer
Colon cancer involves the large intestine (colon), the lower part of the digestive tract, while rectal cancer involves the last 6 inches of the colon. Together, they're often referred to as colorectal cancers. Colon and rectal cancers begin in the digestive tract and occur when cells that line the colon or the rectum become abnormal and grow out of control. About 147,000 people in the U.S. are diagnosed with colorectal cancer annually, according to the National Cancer Institute4.

About PillCam COLON
PillCam COLON enables the physician to directly see the colon mucosa in its natural state while not requiring sedation, intubation, air insufflation, hospitalization or radiation.  PillCam COLON is a smooth plastic capsule which can be naturally ingested with a sip of water. It utilizes advanced optical technology with tiny video cameras at each end, which produces enhanced resolution images and includes automatic light control and a wide field of view.

About Given Imaging Ltd.
Given Imaging has advanced gastrointestinal diagnosis by developing innovative, patient-friendly tools based on its PillCam(R) Platform. PillCam capsule endoscopy provides physicians with natural images of the small intestine via PillCam(R) SB, the esophagus through PillCam(R) ESO, and the colon with PillCam(R) COLON [PillCam COLON is not cleared for use in the USA]. The PillCam capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile(TM) patency capsule, to verify intestinal patency, and Bravo(R), the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge, wireless technology and advanced software to enable gastroenterologists to better diagnose disease of the esophagus, small bowel and colon and more accurately treat patients. All Given Imaging products allow patients to maintain normal activities. Since 2001, more than one million PillCam(R) video capsules have helped physicians evaluate patients for GI disorders. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit http://www.givenimaging.com.

1 http://www.mayoclinic.com/health/colon-polyps/DS00511/DSECTION=causes
2 http://emedicine.medscape.com/article/367452-overview
3 http://www.asge.org/PatientInfoIndex.aspx?id=396
4 http://seer.cancer.gov/statfacts/html/colorect.html

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) the results of clinical trials with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) protection and validity of patents and other intellectual property rights, (6) the impact of currency exchange rates, (7) the effect of competition by other companies, (8) the outcome of significant litigation, (9) our ability to obtain reimbursement for our product from government and commercial payors, (10) quarterly variations in operating results, (11) the possibility of armed conflict or civil or military unrest in Israel, (12) the impact of global economic conditions, and (13) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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